Filed Pursuant to Rule 433

Registration No. 333-168518-04

LEAD MANAGERS: J.P.MORGAN(STR), BARCAP, CS, HSBC

CO-MANAGERS: BAML,BMO,Mitsubishi,Mizuho,SMBC

CLS	$AMT (MM)	M/F	WAL	L.FIN*	Pxg	%	Coup	$
A1	331.000	P-1/F1+	0.30	03/13	IL -25	0.29984	0.29984	100.00000
A2	313.000	Aaa/AAA	0.95	06/14	EDSF +6	0.554	0.55	99.99681
A3	450.000	Aaa/AAA	1.95	03/16	EDSF +16	0.726	0.72	99.99049
A4	166.980	Aaa/AAA	3.13	12/16	IS +25	0.955	0.95	99.99040
B	25.250	Aa2/AA	3.72	02/17	IS +70	1.518	1.51	99.98833
C	38.890	A2/A	3.96	06/17	IS +125	2.114	2.10	99.98191
D	29.340	Baa2/BBB+	4.02	05/18	IS +175	2.626	2.61	99.99325

EXPECTED PRICING:	:	Pxd
EXPECTED SETTLE	:	03/07/12
FIRST PAYMENT DATE	:	04/16/12
PRICING SPEED	:	1.3% ABS WITH 5% CLEAN-UP CALL
ERISA ELIGIBLE	:	YES
OFFERING TYPE	:	PUBLIC
BBG TICKER	:	HART 2012-A
BILL & DELIVER	:	J.P.MORGAN
CUSIPS	:	TBD

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.